EXHIBIT 99.1

Sinovac Reports Fiscal 2005 Results

BEIJING, July 14 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (AMEX: SVA), a leading provider of biopharmaceutical products in China, announced financial results for its fiscal year ended December 31, 2005.  Sales increased 33.4% to $8,608,000 in 2005 from $6,454,000 in 2004.

Sinovac’s CEO, Mr. Weidong Yin commented, “We had an excellent year in 2005: we received final regulatory approval for two new vaccines, began human clinical trials for a pandemic flu vaccine and increased our sales by 33.4%.  This year we will strive to increase the production and sales of Healive in order to capture a bigger share of China’s hepatitis A vaccine market and continue to promote our combined hepatitis A and B vaccine, Bilive, as a high-end product. In addition, we expect to begin sales of our Anflu™ product in our first full flu season.  As always, we are pressing ahead with our R&D programs. We recently completed phase I clinical trials for our H5N1 pandemic influenza vaccine.  We intend to apply for authorization from the China SFDA to begin phase II trials as soon as possible in our efforts to bring this product to market to meet the health threats posed by the pandemic flu to the global community. We are also developing a vaccine against Japanese encephalitis. Finally, I want to state that we are taking our fiscal and corporate governance responsibilities very seriously.  We found some errors and are making every effort to correct them and prevent future mistakes.”

Gross profit increased 38.7% to $6,262,000 in 2005 from $4,516,000 in 2004 and gross profit margin was 72.7% and 70.0% respectively.

Net loss increased by 9.5% to $5,111,000 in 2005 from $4,667,000 in 2004. The increase in net loss was primarily due to increases in selling, general and administrative (SG&A) expenses, which increased 16.2% to $10,278,000 in 2005 from $8,843,000 in 2004.  SG&A expenses include sales expenses, stock-based compensation expenses, and withholding tax liability associated with the exercise of stock options by Sinovac’s employees.  The increase in sales expenses is primarily due to the exploration of new markets and efforts to improve sales networks and sales strategy in 2005.  Stock-based compensation expense decreased to $3,356,000 in 2005 from $4,428,000 in 2004.  However, Sinovac believes it may be liable for PRC withholding taxes associated with the exercise of stock options by its employees and has accordingly accrued a current liability of $1,455,000, which was charged to SG&A expenses in 2005.

About Sinovac
Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases.  Sinovac’s vaccines include Healive™ (hepatitis A), Bilive™ (combined hepatitis A and B) and Anflu™ (influenza).  Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS.

Additional information about Sinovac is available on its website, http://www.sinovac.com and the Sinovac Investor Relations website, http://finance.groups.yahoo.com/group/Sinovac_Biotech_IR/

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Safe Harbor Statement
This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the business outlook and quotations from management in this press release contain forward-looking statements.  Statements that are not historical facts, including statements about Sinovac’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACT:
Craig H. Bird
Segue Investor Relations
Phone: (215) 885 - 4981
Fax: (215) 885 - 4982
Email: Sinovac@segue.biz